RECEIPT

TRANSGLOBE ENERGY CORPORATION

This is the receipt of the Alberta Securities Commission for the Short Form Prospectus of the above Issuer dated February 14, 2012 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 14, 2012

"Cheryl McGillivray"
Cheryl McGillivray
Manager, Corporate Finance

SEDAR Project # 01856464

SUITE 600, 250 - 5TH STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com